		Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Three Months Ended March 31
	2014	2013

Earnings operations before income from equity investees and taxes	$38,374	$37,038

Add back:
Fixed charges	32,938	39,018
Amortization of previously capitalized interest	1,064	1,110
Distributed income of Unconsolidated Joint Ventures	12,068	10,346

Deduct:
Capitalized interest	(5,392)	(3,027)

Earnings available for fixed charges and preferred dividends	$79,052	$84,485

Fixed charges:
Interest expense	$26,130	$34,452
Capitalized interest	5,392	3,027
Interest portion of rent expense	1,416	1,539

Total fixed charges	$32,938	$39,018

Preferred dividends	5,784	3,600

Total fixed charges and preferred dividends	$38,722	$42,618

Ratio of earnings to fixed charges and preferred dividends	2.0	2.0